CUSAC	Vancouver, B.C. V6C 1V5
gold mines ltd.	911 – 470 Granville St.

Financing Arranged

For Immediate Release.  Vancouver, BC, June 13, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has arranged non-brokered private placements of up to 4 million flow though units at $0.13 per unit, subject to regulatory approval, to provide up to $520,000 for ongoing exploration on the Taurus II large scale gold target located on the Company’s 100% owned Table Mountain Gold Property near Cassiar in Northern British Columbia.  Each flowthrough unit will consist of one common share and one half of one warrant to purchase a non-flowthrough share at a price of $0.15 for a period of one year.  A finder’s fee of 10% payable in stock at $0.13 per share may be payable on a portion of the financing.

CUSAC GOLD MINES LTD.

PER:

David H. Brett	For Further Information Call: 1-800-670-6570 (Canada)
President & CEO	Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.